

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2013

Via E-mail
Mr. David L. Stoehr
Chief Financial Officer
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

> **Re:** **Wintrust Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-35077**

Dear Mr. Stoehr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, excluding covered assets, page 72

1. We note your presentation of non-performing loans and the disclosure on page 83 that non-accrual restructured loans are included in total non-performing loans. Please tell us and revise future filings to clearly identify all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III.

Restructured Loans, page 83

2. Please tell us and expand the detail of restructured loans on page 83 to clearly identify in future filings both accruing and non-accruing troubled debt restructured loans by loan category. In addition, tell us and clearly identify troubled debt restructured loans in the Restructured loans Rollforward appearing on page 84 in future filings.

3. We note you removed approximately $7.0 million of loans from TDR classification during 2012 per your TDR policy. Please tell us and revise your future filings to clarify whether you continue to measure impairment on these loans using ASC 310-10 once the TDR classification is removed.

4. You disclose that each restructured loan was reviewed for impairment at December 31, 2012 and approximately $2.2 million of impairment was present and appropriately reserved for through the company's normal reserving methodology in the company's allowance for loan losses. Please tell us and expand the disclosure in future filings to indicate the amount of the company's allowance for loan losses related to troubled debt restructurings. In addition, state whether the company was committed to lend additional funds to borrowers with troubled debt restructured loans.

5. Please tell us whether you have re-modified any TDRs during the periods presented. If so, describe the types of re-modifications made, quantify the related amounts and describe your accounting policies. Specifically tell us how you determine whether any re-modifications are TDRs.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note (1) Summary of Significant Accounting Policies

Federal Home Loan Bank and Federal Reserve Bank Stock, page 98

6. Please tell us and expand future filings to include your impairment policy with regard to Federal Home Loan Bank and Federal Reserve Bank Stock.

Note (5) Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans

Restructured Loans, page 117

7.  We note your approach to restructuring loans is built on your credit risk rating system. We further note you consider that borrowers whose credit risk rating is five or better are not experiencing financial difficulties and therefore, are not considered TDRs. Please provide us additional detail regarding the specific factors for each rating that provide evidence of borrower financial difficulty or lack thereof, that you used to support your determination of whether TDR classification was required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant